Exhibit 21

SUBSIDIARIES

Bio-Techne Corporation, a Minnesota corporation, had the subsidiaries below as of the date of filing its Annual Report on Form 10-K for the fiscal year ended June 30, 2015. Certain subsidiaries are not named because they were not significant individually or in the aggregate as of such date. Techne Corporation is not a subsidiary of any other entity.

Name	State/Country of Incorporation
Research and Diagnostic Systems Inc. (R&D Systems)	Minnesota
BiosPacific, Inc.	Minnesota
Bionostics, Inc.	Massachusetts
Boston Biochem, Inc.	Minnesota

ProteinSimple	Delaware
ProteinSimple Ltd.	Canada
ProteinSimple Hong Kong Ltd.	Hong Kong
ProteinSimple Science and Technology Co., Ltd.	China
ProteinSimple Japan K.K.	Japan

Novus Holdings, LLC	Delaware
Novus Biologicals, LLC	Delaware
Novus Canada Int’l., LLC	Delaware

R&D Systems Europe Ltd.	United Kingdom
R&D Systems GmbH	Germany
Tocris Cookson Limited	United Kingdom
Bio-Techne AG	Switzerland

Cliniqa	California